EXHIBIT 11


        Statement Regarding Computation of Net Earnings Per Share
                               (Unaudited)


                                    Sept. 30, 1997          Sept. 30, 1996
                                    --------------          --------------
Weighted average number of shares
    issued and outstanding            4,299,031                4,207,660